[GAP INC. LOGO]

January 23, 2008

Via EDGAR & Federal Express

John Reynolds

Assistant Director

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: The Gap, Inc. File No. 001-07562

Form 10-K for the Fiscal Year Ended February 3, 2007

Dear Mr. Reynolds:

Thank you for your letter dated January 8, 2008, which was addressed to Robert J. Fisher, our former Interim President and Chief Executive Officer. As Vice President and Associate General Counsel of The Gap, Inc. (the Company), I am responding to your letter. We have repeated your comment below and have responded to it with the actions we propose to take in our future filings.

1. While you list the 2006 performance measures, you have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their annual incentive bonus and long-term incentive compensation. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Our Response

In the Company's Proxy Statement for its 2008 Annual Meeting of Shareholders, the Company will disclose the specific performance targets used to determine incentive compensation amounts with respect to its 2007 fiscal year, or the Company will provide a supplemental analysis as to why it is appropriate to omit those targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. If the Company determines that it is appropriate to omit specific targets, the Company will provide the disclosure required by Instruction 4 to Item 402(b) of Regulation S-K.

In accordance with your request, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas J. Lima

Thomas J. Lima

Vice President and Associate General Counsel

cc: Ronald E. Alper

Tom Kluck